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Bar Freda

Music Venue

801 Seneca Ave.
Ridgewood, NY 11385
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
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THE PITCH
Bar Freda is seeking investment to renovate and upgrade the music venue.

Bar Freda a bar, live music venue, and restaurant formed by a team of New York City Live music, nightlife, and entertainment Professionals, with a shared 35+ years of experience in all aspects of the management and operation of a nightlife establishment

The bar is truly is a labor of love for its founders, with the goal of bringing a world class experience to emerging and regional talent and audiences, while building community through a welcoming local bar. Their unwavering dedication to these goals have allowed the bar to get to this point and now they are turning to their neighbors, friends and communities to help supplement to get the bar to that next level which it is so close to.

Having opened during the height of pandemic inconsistency and customer trepidation set us back a way, being able to make larger payments towards back debt will allow for a far more reliable cash flow situation

RECENT PROGRAMING
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The Programming:

Music is booked 5-7 nights a week, as well as DJs spinning vinyl either late nights or during happy hour as is appropriate.

The bar has a daily happy hour with highly competitive prices with the intent of developing its own unique following amongst the creative communities surrounding its location. Prices will remain solidly approachable, with intent at launch to maintain no price point exceeding $15. The bar's beverage program and ability to develop relationships with brand partners will allow for maintaining a high profit margin without needing to price out its desired customer base.

The Bar:

The bar caters to the ever-evolving demographics of the neighborhood which has been masterfully executed by head bartender Jonah Gaetani as well as a highly curated locally focused draft list coupled with highly affordable bottles and cans. The idea for the upstairs bar is that someone can come in with $5 or $200 and have a good drink and experience.

Where possible the program will rely on local and regional selection avoiding, whenever possible, major brands to bring a focus to independent/craft spirits. "local music and local libations."

The team intends to look at their choice brands as partners working with them on pricing and partnerships where and whenever possible both to further market the brands that the bar puts support and energies behind as well as to maintain approachable price points.

There will be separate bars located upstairs and downstairs in the venue. The downstairs bar will focus on efficient drinks, can and bottled beer, shots, draft wine and 1 and 1 mixed drinks.

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About the team

The management and launch team consist of two highly experienced industry professionals and one investor.

TJ Olsen has been curating live music throughout New York City for upwards of 10 years including venues such as Maxwell's, The Knitting Factory, Bar Matchless, Sunnyvale and many more. Olsen currently serves as a managing partner at Bed Stuy bar Project Parlor a role he has been in since June of 2018. Olsen will be a managing partner and have responsibility for all music and events as well as serving as a key part of the marketing and branding of the establishment.

Chester White has served in every role possible in the hospitality industry from bar backing and a line cook to manager, head engineer and much more, as well as extensive experience in theater, live sound and as a dj and producer.

His 20+ years' experience in production and hospitality will allow him to easily step into any role within the bar as needed and ensure quality staffing on all levels of the business.

Blue Racoon LLC founded by the late Lindsay Sturm was an early investor and creative influence on the business in its early development Sturm was a music journalist and photographer who was on hand for some of the most iconic moments in the city's music and cultural evolution of the past 20 years with a focus on graffiti culture and the early – mid 2000s indie rock scene. Right before the new year she passed suddenly. In her memory a permanent installation of her photography of both New York city music and culture will be set up.

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PRESS
Ridgewood is one of the coolest neighborhoods in the world

The Queens neighborhood took one of the spots in our survey of 20,000 city-dwellers and local experts.

Location, and demographics

The management team intend to capitalize on and super serve the diversity of and rapid growth Ridgewood has seen over the past decade while also future proofing the concept to work to limit the risk presented by the uncertainty of the current moment.

The neighborhood itself has a wide variety of unique nightlife options but very few live entertainment venues, and almost none which combine a local bar with an entertainment venue hosting live music up to 7 nights a week.

Marketing plan

The marketing plan intends to rely on early hype building brand awareness via community outreach, word of mouth and online marketing from the moment we put hammer to nail.

While this is ongoing the booking team will secure 1-3 weeks of high-profile talent to launch the venue in a meaningful way. The ideal would be to secure artists who would not normally play a room of this size, working alongside brand partners and using a portion of start-up funds to ensure that the talent can be paid the proper fees while allowing the events to be accessible to a wide audience.

The team will after opening ensure marketing of all aspects of the business through social channels as well as working to secure top tear press coverage which will both be driven by the unique concept, and story of the team as young nightlife professionals but themselves avid consumers of nightlife in all forms.

Operations

The venue will continue to be staffed by experienced nightlife professionals, who will ensure the room runs like a well-oiled machine on all levels, with management responsibilities shared among the partners, to ensure constant accountability both to our team, and our patrons.

Where we stand today, goals, challenges and improvements

In year 2.5 years the bar has made solid progress in revenue, neighborhood brand awareness and consistency in booking, talent and slowly growing sales.

We are currently hosting music most weeks 6 nights a week with an open mic hosted by 3 local singer songwriters which has gained an incredibly dedicated following all it's own, often hosting upwards of 20 guests with nearly 40 on some of it's busier holiday themed events. DJS spin 3 nights in the upstairs bar usually on vinyl but that is quite flexible. Our late summer cocktail program was a major success with a winter program in the works.

PRIMARY USE OF FUNDS

Renovate upstairs bar: will allow us to host more diverse dj parties, markets, food pop ups, etc. We will remove the current booth seating, replacing it with flexible smaller tables and comfortable seating.

Add new liquor storage: will increase bulk purchase capability and improve cost efficiencies.

Additional soundproofing to improve relationships with neighbors and host more late night events.

Opening an additional downstairs bar to serve guests while the upstairs bar to further build its own identity, vibe, and culture.

Increase street visibility with improved signage and physical marketing assets both inside and outside the venue.

Secure a stronger financial baseline in order to increase the quality of talent booked.

THE TEAM

TJ Olsen

Managing Partner

TJ Olsen is a native New Yorker who's involvement in live music and night life dates back to his time at Seton Hall University in near by South Orange, NJ where he and his then room mate started curating, promoting and hosting live music events. Olsen went on to be a music journalist, as well as continuing to present shows at some of New York City's most respected venues through the 2000s, while working other odd jobs in tech and media. Olsen began working as a consultant to emerging independent musical talent and eventually became a partner at Project Parlor in Bed Stuy where he helped transform their events program and learnt the ins and outs of bar management.

Chester White

General Manager

Melissa Fanelli

Jonah Gaetani

Head Bartender

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Secure license for and build out a downstairs bar for weekends and busy events $8,000

Renovations of the main floor including more flexible seating, improvements to sound, lighting, windows and flooring. $9,500

Outstanding debt, costs and capital $15,000

Additional soundproofing and technical improvements to the downstairs venue $3,000

Building Additional Storage $2,162

External signage and greater visibility $2,000

Mainvest Compensation $3,038

online and old school gorilla marketing $2,300

Total $45,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $436,300 $564,000 $576,000 $600,000 $618,000

Cost of Goods Sold $100,000 $129,268 $132,018 $137,518 $141,643

Gross Profit $336,300 $434,732 $443,982 $462,482 $476,357

EXPENSES

Expenses $100,000 $129,268 $132,018 $137,518 $141,643

Operating Profit $236,300 $305,464 $311,964 $324,964 $334,714

This information is provided by Bar Freda. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $45,000

Maximum Raise $80,000

Amount Invested $0

Investors 0
Investment Round Ends February 28th, 2023
Summary of Terms
Legal Business Name Coche Payaso LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 2%-3.6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2028
Financial Condition
Historical milestones

Bar Freda has been operating in it's current form since February of 2021 and has since achieved the following milestones:

Opened for a soft opening on Oct. 31, 2020 and a second partial re-opening on February 14, 2021

First live performance on June 23, 2021

First sold out show July 2, 2022

Achieved revenue of $36,692 in 2020, and as of December 1, 2022 has achieved sales of $221,928 in its first year of full service operations under current management.

Under prior ownership in 2019 (from August through the end of the year) the bar's sales were $54,154 with cost of goods of $23,230

In 2020 with limited and reduced service including partial closures, the bar's sales were $36,692 with costs of goods of $13,097 and a Gross profit of $23,595.

In 2021 while still dealing with reduced service for the first few months of the year, and a deeply underperforming holiday season as a result of increased spread of Covid 19 the sales were $146,520 with costs of goods of $63,736 and a Gross profit of of $82,784.

Where we stand today

Since being able to begin functioning as originally intended with both the bar and venue open seven nights a week the bar has generally with a few slight exceptions seen continued increases in month to month revenue, with a solidly growing local crowd of regulars and semi-regulars as well as diverse, and well attended events program.

Other Outstanding debt

Due to opening during the Covid 19 pandemic, operating with significant challenges and the slow recovery Bar Freda has a debt load primarily existing of back rent owed to its landlord, and other costs which have been renegotiated over time. In addition to Bar Freda's outstanding debt and the debt raised on Mainvest, Bar Freda may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Bar Freda to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Bar Freda operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bar Freda competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bar Freda's core business or the inability to compete successfully against the with other competitors could negatively affect Bar Freda's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Bar Freda's management or vote on and/or influence any managerial decisions regarding Bar Freda. Furthermore, if the founders or other key personnel of Bar Freda were to leave Bar Freda or become unable to work, Bar Freda (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bar Freda and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bar Freda is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bar Freda might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bar Freda is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bar Freda

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bar Freda's financial performance or ability to continue to operate. In the event Bar Freda ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Bar Freda nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bar Freda will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bar Freda is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bar Freda will carry some insurance, Bar Freda may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bar Freda could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bar Freda's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bar Freda's management will coincide: you both want Bar Freda to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Bar Freda to act conservative to make sure they are best equipped to repay the Note obligations, while Bar Freda might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Bar Freda needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bar Freda or management), which is responsible for monitoring Bar Freda's compliance with the law. Bar Freda will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Bar Freda is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Bar Freda fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bar Freda, and the revenue of Bar Freda can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Bar Freda to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.00

This information is provided by Bar Freda. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Bar Freda isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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